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                               January 26, 2024

       Ye Tao
       Chief Executive Officer
       3 E Network Technology Group Ltd
       B046 of Room 801, 11 Sixing Street
       Huangge Town, Nansha District
       Guangzhou, Guangdong Province, PRC

                                                        Re: 3 E Network
Technology Group Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed January 19,
2024
                                                            File No. 333-276180

       Dear Ye Tao:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Capitalization, page 68

   1. Please revise to retroactively reflect the split on all share and per share amounts here and throughout the filing
and to remove the "Adjusted (Taking into account of the share split on January 3, 2024)"
column. In this regard, we note that you refer to 1,000 shares outstanding here are on
page F-18. We also note that the net tangible book value per share of $416 is based
on 1,000 shares outstanding. Refer to SAB Topic 4C.
 Ye Tao
FirstName  LastNameYe
3 E Network  TechnologyTao
                        Group Ltd
Comapany
January 26,Name3
            2024 E Network Technology Group Ltd
January
Page 2 26, 2024 Page 2
FirstName LastName
       Please contact Chen Chen at 202-551-7351 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact
Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Anna Wang